Exhibit 99.1

INFLARX N.V.

UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS – June 30, 2026

These unaudited condensed financial statements are consolidated financial statements for the group consisting of InflaRx N.V. and its wholly-owned subsidiaries InflaRx GmbH, Jena, Germany, and InflaRx Pharmaceuticals Inc., Ann Arbor, Michigan, United States (together, the “Group”). The financial statements are presented in euros (€).

InflaRx N.V. is a company limited by shares, incorporated and domiciled in Amsterdam, The Netherlands.
Its registered office and principal place of business is in Germany, 07745 Jena, Winzerlaer Str. 2

Index to unaudited condensed consolidated financial statements for the six months ended June 30, 2026

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of operations and comprehensive loss for the three months and six months ended June 30, 2026 and 2025

		For the three months ended June 30,		For the six months ended June 30,
	Note	2026 (unaudited)	2025 (unaudited)	2026 (unaudited)	2025 (unaudited)
		(in €, except for share data)

Revenues	2	—	39,432	—	39,432
Cost of sales	3	—	(2,399,583)	—	(2,408,874)
Gross profit (loss)		—	(2,360,151)	—	(2,369,442)
Sales and marketing expenses	4	(30,175)	(1,013,347)	(138,247)	(2,471,326)
Research and development expenses	5	(4,739,126)	(7,202,942)	(8,909,671)	(14,219,279)
General and administrative expenses	6	(2,548,319)	(3,279,485)	(5,725,763)	(8,342,090)
Other income	7	266,574	937,938	514,552	1,479,035
Other expenses		—	—	(66)	(26)
Operating result		(7,051,045)	(12,917,988)	(14,259,195)	(25,923,127)
Finance income	8	770,661	522,221	1,105,429	1,015,985
Finance expenses	8	(14,643)	(3,355)	(29,452)	(7,441)
Foreign exchange result	8	3,558,919	(2,869,983)	4,051,301	(4,778,812)
Other financial result	8	(7,912,375)	852,834	(7,109,214)	6,963,097
Income taxes		—	—	—	—
Income (loss) for the period		(10,648,484)	(14,416,271)	(16,241,132)	(22,730,298)
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency		(19,274)	(113,604)	(34,301)	(264,271)
Total comprehensive income (loss)		(10,667,758)	(14,529,876)	(16,275,433)	(22,994,569)

Share information
Weighted average number of shares outstanding		117,663,937	67,747,130	95,103,732	65,542,269
Income (loss) per share (basic/diluted)		(0.09)	(0.21)	(0.17)	(0.35)

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of financial position as of June 30, 2026 and December 31, 2025

	Note	June 30, 2026 (unaudited)	December 31, 2025
		(in €)
ASSETS
Non-current assets
Property and equipment		267,714	289,317
Right-of-use assets		802,608	861,667
Intangible assets		78,123	42,255
Other assets	9	126,201	151,198
Financial assets	11	237,020	237,373
Total non-current assets		1,511,667	1,581,810
Current assets
Current other assets	9	2,331,968	3,261,038
Other assets from government grants and research allowance	9	2,997,282	2,487,763
Tax receivables	10	1,551,922	1,428,428
Financial assets	11	11,946,598	30,435,088
Cash and cash equivalents	13	146,567,894	16,022,171
Total current assets		165,395,665	53,634,487
TOTAL ASSETS		166,907,332	55,216,297

EQUITY AND LIABILITIES
Equity
Issued capital	14	17,684,187	8,675,143
Share premium		465,336,467	354,975,760
Other capital reserves		50,092,973	48,560,500
Accumulated deficit		(394,067,134)	(377,826,001)
Other components of equity		7,137,079	7,171,379
Total equity		146,183,572	41,556,781
Non-current liabilities
Lease liabilities		560,494	640,973
Other liabilities	12	36,877	36,877
Total non-current liabilities		597,371	677,850
Current liabilities
Trade and other payables	11	5,303,862	5,399,383
Lease liabilities		272,685	256,943
Employee benefits		907,425	1,164,259
Liabilities to warrant holders		13,270,142	5,802,128
Other liabilities	12	372,275	358,954
Total current liabilities		20,126,389	12,981,666
Total Liabilities		20,723,760	13,659,516
TOTAL EQUITY AND LIABILITIES		166,907,332	55,216,297

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2026 and 2025

(in €, except for share data)	Note	Shares outstanding	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other compo- nents of equity	Total equity

Balance as of January 1, 2026		72,292,859	8,675,143	354,975,760	48,560,500	(377,826,001)	7,171,379	41,556,781
Loss for the period		—	—	—	—	(16,241,132)	—	(16,241,132)
Exchange differences on translation of foreign currency		—	—	—	—	—	(34,301)	(34,301)
Total comprehensive loss		—	—	—	—	(16,241,132)	(34,301)	(16,275,433)
Issuance of ordinary shares		75,000,000	9,000,000	118,442,651	—	—	—	127,442,651
Transaction costs for ordinary shares		—	—	(8,185,666)	—	—	—	(8,185,666)
Equity-settled share-based payments	15	—	—	—	1,532,473	—	—	1,532,473
Share options exercised		75,362	9,043	103,722	—	—	—	112,766
Balance as of June 30, 2026		147,368,221	17,684,186	465,336,467	50,092,973	(394,067,133)	7,137,078	146,183,572

Balance as of January 1, 2025		59,351,710	7,122,205	334,929,685	44,115,861	(332,192,221)	7,440,510	61,416,039
Loss for the period		—	—	—	—	(22,730,298)	—	(22,730,298)
Exchange differences on translation of foreign currency		—	—	—	—	—	(264,271)	(264,271)
Total comprehensive loss		—	—	—	—	(22,730,298)	(264,271)	(22,994,569)
Issuance of common shares		8,395,420	1,007,450	15,136,235	—	—	—	16,143,686
Transaction costs		—	—	(1,109,305)	—	—	—	(1,109,305)
Equity-settled share-based payments	15	—	—	—	3,588,514	—	—	3,588,514
Balance as of June 30, 2025		67,747,130	8,129,656	348,956,615	47,704,375	(354,922,519)	7,176,239	57,044,364
*unaudited

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2026 and 2025

		For the six months ended June 30,
	Note	2026 (unaudited)	2025 (unaudited)
		(in €)
Operating activities
Loss for the period		(16,241,132)	(22,730,298)
Adjustments for:
Depreciation & amortization of property and equipment, right-of-use assets and intangible assets		179,263	228,801
Net finance income	8	1,981,937	(3,192,828)
Share-based payment expense	15	1,532,473	3,588,514
Net foreign exchange differences and other adjustments		1,621,940	1,518,421
Changes in:
Other assets from government grants and research allowances		(509,519)	(782,175)
Other assets and trade receivables	9	830,572	(408,339)
Employee benefits		(256,834)	(950,043)
Other liabilities	12	13,321	60,068
Trade and other payables	12	(95,521)	(1,658,576)
Inventories		—	1,859,251
Interest received	8	1,009,374	906,087
Interest paid		(30,100)	(7,652)
Net cash used in operating activities		(9,964,225)	(21,568,767)
Investing activities
Purchase of intangible assets, property and equipment		(45,919)	(25,673)
Purchase of current and non-current financial assets		(2,115,712)	(35,514,042)
Proceeds from sale of current financial assets		21,154,151	28,288,912
Net cash from / (used in) investing activities		18,992,521	(7,250,803)
Financing activities
Proceeds from issuance of ordinary shares		127,442,651	16,143,686
Proceeds from pre-funded warrants		—	12,915,909
Transaction costs from issuance of ordinary shares and pre-funded warrants		(8,185,666)	(1,949,998)
Proceeds from exercise of share options		112,766	—
Repayment of lease liabilities		(151,530)	(199,904)
Net cash from / (used in) financing activities		119,218,221	26,909,693
Net increase/decrease in cash and cash equivalents		128,246,517	(1,909,878)
Effect of exchange rate changes on cash and cash equivalents		2,299,207	(3,462,651)
Cash and cash equivalents at beginning of period		16,022,171	18,375,979
Cash and cash equivalents at end of period	13	146,567,894	13,003,450

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Notes to the unaudited condensed consolidated financial statements

1.	Summary of significant accounting policies and other disclosures

c)	Reporting entity and the Group’s structure

InflaRx N.V. (the “Company” or “InflaRx”) is a Dutch public company with limited liability (naamloze vennootschap) with its corporate seat in Amsterdam, the Netherlands, and is registered in the Commercial Register of the Netherlands Chamber of Commerce Business Register under CCI number 68904312. The Company’s registered office is at Winzerlaer Straße 2 in 07745 Jena, Germany. Since November 10, 2017, InflaRx N.V.’s ordinary shares have been listed on the Nasdaq Global Select Market under the symbol IFRX.

InflaRx is a biopharmaceutical company pioneering anti-inflammatory therapeutics targeting the complement system by  applying its proprietary anti-C5a/C5aR technologies to discover, develop and commercialize first-in-class, potent and specific inhibitors of the complement activation factor known as C5a and its receptor C5aR. These consolidated financial statements of InflaRx comprise the Group.

d)	Basis of preparation

These interim condensed consolidated financial statements for the six-month periods ended June 30, 2026 and 2025 have been prepared in accordance with IAS 34 Interim Financial Reporting. These condensed consolidated financial statements do not include all of the information and disclosures required in the annual financial statements. The condensed consolidated financial statements require management to make judgments, estimates and assumptions that are the same as at year-end. Estimates and underlying assumptions are reviewed on an ongoing basis. Accordingly, this report is to be read in conjunction with the financial statements in the Company’s annual report for the year ended December 31, 2025, on Form 20–F.

The Group’s primary sources of funds are proceeds from the sale of its shares including the initial public offering, following offerings and government grants.

The interim condensed consolidated financial statements were authorized for issue by the board of directors of the Company (the “Board of Directors”) on August 5, 2026.

The financial statements are presented in euros (€). The euro is the functional currency of InflaRx N.V. and InflaRx GmbH. The functional currency of InflaRx Pharmaceuticals Inc. is the U.S. dollar.

All financial information presented in euros has been rounded to the nearest euro. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them or may deviate from other tables.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2025, except for the adoption of new standards effective as of January 1, 2026, as set out below. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The following amendments were adopted effective January 1, 2026, and do not have a material impact on the consolidated financial statements of the Group:

•	Amendments to IAS 21 Effects of Changes in Foreign Exchange Rates: Lack of exchangeability

The following standards issued will be adopted in a future period, and the potential impact, if any, they will have on the Group’s consolidated financial statements is being assessed:

•	Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, Classification and Measurement of Financial Instruments

•	Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, Contracts Referencing Nature-dependent Electricity

•	IFRS 18 Presentation and Disclosure in Financial Statements

•	Annual Improvements Volume 11

2.	Revenues

For the three and six months ended June 30, 2026, the Company realized no revenues due to the discontinuation of sales activities in the United States.

For the three and six months ended June 30, 2025, the Company realized revenues from product sales of GOHIBIC (vilobelimab) in the amount of €39.4 thousand.

3.	Cost of sales

During the three and six months ended June 30, 2026, the Group did not incur any cost of sales.

For the three and six months ended June 30, 2025, the Company’s cost of sales amounted to €2.4 million for both periods. Cost of sales primarily includes write-downs of unfinished goods held in inventory that exceed expected sales quantities and are likely to expire before they can be sold.

4.	Sales and marketing expenses

During the three months ended June 30, 2026, the Group incurred €30.2 thousand of sales and marketing expenses in the United States. During the six months ended June 30, 2026, the Group incurred €138.2 thousand of sales and marketing expenses in the United States.

During  the three and six months ended June 30, 2025, the Group incurred €1.0 million and €2.5 million of sales and marketing expenses in the United States, respectively.

This decrease is attributable to the discontinuation of sales activities at the end of 2025. The expenses during the three and six months ended June 30, 2026 relate to processing costs associated with closing down sales operations.

5.	Research and development expenses

During the three months ended June 30, 2026, the Group incurred €4.7 million (2025: €7.2 million) of research and development expenses. These expenses are mainly composed of €2.0 million (2025: €2.3 million) in personnel costs due to lower share-based payment expense and €2.3 million (2025: €4.4 million) in external services for the Group’s research and development projects.

During the six months ended June 30, 2026 the Group incurred €8.9 million (2025: €14.2 million) of research and development expenses. These expenses are mainly composed of  €4.0 million (2025: €5.0 million) in personnel costs due to lower share-based payment expenses and €4.2 million (2025: €8.4 million) in external services for the Group’s research and development projects.

6.	General and administrative expenses

During the three months ended June 30, 2026, the Group incurred €2.5 million (2025: €3.3 million) of general and administrative expenses. These expenses are mainly composed of  €1.4 million (2025: €1.7 million) in personnel costs due to lower share-based payment expenses, €0.5 million (2025: €0.8 million) in legal, consulting and audit fees, and €0.6 million (2025: €0.8 million) in other general and administrative expenses.

During the six months ended June 30, 2026, the Group incurred €5.7 million (2025: €8.3 million) of general and administrative expenses. These expenses are mainly composed of €3.2 million (2025: €4.3 million) in personnel costs due to lower share-based payment expenses, €1.1 million (2025: €2.4 million) in legal, consulting and audit fees, and €1.4 million (2025: €1.6 million) in other general and administrative expenses.

7.	Other income

Other income for the three months ended June 30, 2026 amounted to €0.3 million (2025: €0.9 million). For the six months ended June 30, 2026 other income amounted to €0.5 million (2025: €1.5 million), and primarily relates to research allowances recognized in connection with eligible research and development expenditures incurred during the period.

8.	Net financial result

	For the three months ended June 30,		For the six months ended June 30,
	2026 (unaudited)	2025 (unaudited)	2026 (unaudited)	2025 (unaudited)
		(in €)

Interest income	770,661	522,221	1,105,429	1,015,985
Interest expenses	(105)	(323)	(105)	(766)
Interest on lease liabilities	(14,538)	(3,032)	(29,347)	(6,675)
Financial result	756,017	518,866	1,075,976	1,008,545

Foreign exchange income	4,510,209	1,892,850	5,274,991	3,121,858
Foreign exchange expense	(951,290)	(4,762,833)	(1,223,690)	(7,900,671)
Foreign exchange result	3,558,919	(2,869,983)	4,051,301	(4,778,812)

Result from the revaluation of pre-funded warrants at fair value	(7,912,375)	852,834	(7,109,214)	6,963,097
Other financial result	(7,912,375)	852,834	(7,109,214)	6,963,097
Net financial result	(3,597,439)	(1,498,284)	(1,981,937)	3,192,829

For the three months ended June 30, 2026, the net financial result decreased by €2.1 million to a loss of €3.6 million, compared with a loss of €1.5 million for the three months ended June 30, 2025. The decrease is mainly attributable to an €8.8 million higher fair value adjustment of pre-funded warrants issued in February 2025, partially offset by a €6.4 million improvement in foreign exchange results due to the short-term strength of the U.S. dollar.

For the six months ended June 30, 2026, the net financial result decreased by €5.2 million to a loss of €2.0 million compared with a gain of €3.2 million for the six months ended June 30, 2025. The decrease is mainly attributable to a €14.1 million higher fair value adjustment of pre-funded warrants issued in February 2025, partially offset by an €8.8 million improvement in foreign exchange results due to the short-term strength of the U.S. dollar.

9.	Other assets

	As of June 30, 2026 (unaudited)	As of December 31, 2025
	(in €)
Non-current other assets
Prepaid expenses	126,201	151,198
Total non-current other assets	126,201	151,198
Current other assets
Prepayments on research & development projects	1,425,993	2,222,380
Prepaid expenses	681,256	923,832
Others	224,719	114,826
Total current other assets	2,331,968	3,261,038
Other assets from research allowances
Current other assets from research allowances	2,997,282	2,487,763
Total other assets from research allowances	2,997,282	2,487,763
Total other assets	5,455,452	5,899,999

As of June 30, 2026, prepayments on research and development projects amounted to €1.4 million compared to €2.2 million as of December 31, 2025, and consist of prepayments on CRO contracts.

Prepaid expenses consist mainly of prepaid D&O insurance expense for the year 2026, which will be recognized into general and administrative expenses pro rata over the year.

As of June 30, 2026, other assets from research allowances were €3.0 million compared to €2.5 million as of  December 31, 2025, which represents reimbursements the Company qualifies for under the German Research Allowance Act (government grant). The increase is due to additional receivables recognized for eligible expenses incurred in the six months ended June 30, 2026 in the amount of  €0.5 million.

10.	Tax receivables

As of June 30, 2026, tax receivables amounted to €1.6 million (VAT: €0.2 million, income tax receivables: €1.3 million) compared to €1.4 million (VAT: €0.3 million, income tax receivables: €1.1 million) as of  December 31, 2025.

11.	Financial assets and financial liabilities

Set out below is an overview of financial assets and liabilities, other than cash and cash equivalents, held by the Group as of June 30, 2026 and December 31, 2025:

	As of June 30, 2026 (unaudited)	As of December 31, 2025
	(in €)
Financial assets at amortized cost
Non-current financial assets	237,020	237,373
Thereof marketable securities	—	—
Current financial assets	11,946,598	30,435,088
Thereof marketable securities	11,821,967	30,211,169
Financial liabilities at amortized cost
Trade and other payables	5,517,856	5,608,204
Financial liabilities at fair value
Current liabilities to warrant holders	13,270,142	5,802,128

In February 2025, the Company issued 6,750,000 pre-funded warrants to certain investors in the context of a public offering of securities. As of June 30, 2026, the fair value of the warrants amounted to €13.3 million (Level 1).

As of June 30, 2026, the fair value of current and non-current financial assets (primarily quoted debt securities) amounted to €12.2 million (as of December 31, 2025: €33.5 million) (Level 1). The Group’s debt instruments at amortized cost consist solely of quoted securities that are graded highly by credit rating agencies such as S&P Global and, therefore, are considered low credit risk investments.

As of June 30, 2026, current and non-current financial assets decreased by €18.5 million to €12.2 million compared to €30.7 million as of December 31, 2025. The decrease is mainly due to the financing of day-to-day operations. As of June 30, 2026, trade and other payables decreased by €0.1 million to €5.5 million compared to €5.6 million as of December 31, 2025. As of December 31, 2025, the Company temporarily had higher trade payables from CROs.

12.	Trade payables and other accrued liabilities

	As of June 30, 2026 (unaudited)	As of December 31, 2025
	(in €)

Accrued liabilities from R&D projects	3,347,873	3,424,362
Accrued liabilities from commercial activities	—	8,000
Accounts payable	832,885	972,383
Other accrued liabilities and payables	1,495,380	1,353,593
Total	5,676,137	5,758,338

Accrued liabilities from R&D projects include third-party services from the Company’s ongoing R&D projects that have not yet been invoiced to the Company as of the reporting date.

13.	Cash and cash equivalents

	As of June 30, 2026 (unaudited)	As of December 31, 2025
	(in €)
Short-term deposits
Money market funds held in U.S. dollars	16,709,150	—
Money market funds held in euros	2,402,588	—
Bank-deposits held in U.S. dollars	93,202,839	7,510,452
Bank-deposits held in euros	29,900,000	7,235,080
Total	142,214,577	14,745,532
Cash at banks
Cash held in U.S. dollars	3,525,223	843,915
Cash held in euros	828,094	432,724
Total	4,353,317	1,276,639
Total cash and cash equivalents	146,567,894	16,022,171

As of June 30, 2026, cash and cash equivalents increased by €130.5 million to €146.6 million compared to €16.0 million as of December 31, 2025, as a result of a registered direct offering of 75,000,000 ordinary shares at an offering price of $2.00 per ordinary share and net proceeds of €119.3 million ($140.4 million) in May 2026.

In mid-June, the Company purchased money market funds. These funds are highly liquid, readily convertible into known amounts of cash at any time, and are subject to an insignificant risk of changes in value. Consequently, the investments meet the criteria for classification as cash equivalents and are therefore presented as cash and cash equivalents by the Company.

14.	Equity

On June 30, 2023, the Company filed a registration statement on Form F-3, or the 2023 Registration Statement, with the Securities and Exchange Commission, or the SEC, with respect to the offer and sale of securities of the Company, which became effective on July 11, 2023. The aggregate initial offering price of the securities that the Company could offer and sell under the related prospectus was not to exceed $250.0 million. In 2024, the Company subsequently filed a prospectus supplement with the SEC relating to an at-the-market program providing for the sale of up to $75.0 million of our ordinary shares over time pursuant to a sales agreement with Leerink Partners LLC, or the Sales Agreement. The 2023 Registration Statement expired on July 11, 2026, and no further sales may be made under the 2023 Registration Statement or the related at-the-market prospectus supplement after that date.

We did not issue any ordinary shares under the at-the-market program during the six months ended June 30, 2026. As of June 30, 2026, before the expiration of the 2023 Registration Statement, the remaining value authorized for sale under the Sales Agreement amounted to $65.7 million. In May 2026, the Company completed an underwritten registered direct offering of 75,000,000 ordinary shares at an offering price of $2.00 per ordinary share. Net proceeds from the offering were €119.3 million ($140.4 million).

During the six months ended June 30, 2026, 75,362 shares (six months ended June 30, 2025: 0) were issued upon the exercise of share options, resulting in proceeds to the Company in the amount of  €112.8 thousand ($132.3 thousand) (six months ended June 30, 2025: 0). All share options exercised during the six months ended June 30, 2026 were granted under the 2017 LTIP.

15.	Share-based payments

a)	Equity settled share-based payment arrangements

InflaRx GmbH granted options under the 2012 Stock Option Plan. Those InflaRx GmbH options were converted into options for ordinary shares of InflaRx N.V. at the time of its IPO in November 2017:

Number of share options	2026	2025
Outstanding as of January 1,	148,433	148,433
Exercised during the three months ended June 30,	—	—
Outstanding as of June 30,	148,433	148,433
thereof vested / exercisable	148,433	148,433

Under the terms and conditions of the share option plan 2016, InflaRx GmbH granted rights to subscribe for InflaRx GmbH’s ordinary shares to directors, senior management, and key employees. Those InflaRx GmbH options were converted into options for ordinary shares of InflaRx N.V. at the time of its IPO in November 2017:

Number of share options	2026	2025
Outstanding as of January 1,	888,632	888,632
Exercised during the six months ended June 30,	—	—
Outstanding as of June 30,	888,632	888,632
thereof vested / exercisable	888,632	888,632

InflaRx also granted share options under the 2017 Long-Term Incentive Plan, or 2017 LTIP, subsequently to its IPO in November 2017. The total number of share options granted during the six months ended June 30, 2026 under the 2017 LTIP was as follows:

Number of share options	2026	2025
Outstanding as of January 1,	11,122,320	8,905,446
Granted during the six months ended June 30,	2,848,925	2,452,000
Exercised during the six months ended June 30,	(75,362)	—
Expired during the six months ended June 30,	(20,000)	—
Forfeited during the six months ended June 30,	(25,000)	(110,500)
Outstanding as of June 30,	13,850,883	11,246,946
thereof vested / exercisable	11,582,451	9,375,196

The key information and assumptions related to share options granted during the six months ended June 30, 2026 under the 2017 LTIP were as follows:

Share options granted 2026	Number	Fair value per option	FX rate as of grant date	Fair value per option	Share price at grant date / Exercise price	Expected volatility	Expected life (midpoint based)	Risk-free rate (interpola ted,U.S. sovereign strips curve)

January 06	2,373,975	$0.930	0.8542	0.790 €	$1.17	1.02	5.50	3.772%
January 06	454,950	$0.796	0.8542	0.680 €	$1.17	1.02	5.49	3.771%
May 29	20,000	$1.847	0.8588	1.586 €	$2.40	1.03	5.50	4.165%
	2,848,925

Of the 2,848,925 options granted in the six months ended June 30, 2026 (ended June 30, 2025: 2,452,000), 2,136,450 options (June 30, 2025: 1,700,000) were granted to members of the executive management or Board of Directors. From these options 454,950 options were granted as performance options (ended June 30, 2025: 0). The awards are subject to two independent performance conditions, each covering 50% of the grant. The funding condition is a non-market condition valued using Black-Scholes, with expected vesting adjusted for probability. The share price condition is a market condition valued using a Monte Carlo simulation, with the probability embedded in fair value. Each tranche vests separately, with cliff vesting on December 31, 2026.

Expected dividends are nil for all share options listed above.

b)	Share-based payment expense recognized

For the six months ended June 30, 2026, the Company recognized €1.5 million of share-based payment expense in the statements of operations and comprehensive loss.

For the six months ended June 30, 2025, the Company recognized €3.6 million of share-based payment expense in the statements of operations and comprehensive loss, including €356 thousand for the extension of certain option terms from eight years to ten years.

None of the share-based payment awards were dilutive in determining earnings per share due to the Group’s loss position.

For the three months ended June 30, 2026, the Company recognized €0.6 million (2025: €1.1 million) of share-based payment expense in the statements of operations and comprehensive loss.

c)	Share options exercised

During the six months ended June 30, 2026, 75,362 shares (six months ended June 30, 2025: 0) were issued upon the exercise of share options, resulting in proceeds to the Company in the amount of  €112.8 thousand ($132.3 thousand) (six months ended June 30, 2025: 0).  All share options exercised during the six months ended June 30, 2026 were granted under the 2017 LTIP.

16.	Protective foundation

According to the articles of association of the Company as approved by the annual general meeting in April 2026, up to 180,730,000 ordinary shares and up to 180,730,000 preferred shares with a nominal value of €0.12 per share are authorized to be issued. All shares are registered shares. No share certificates shall be issued.

In order to deter acquisition bids, the Company’s general meeting of shareholders approved the right of an independent foundation under Dutch law, or protective foundation, to exercise a call option pursuant to the call option agreement, upon which preferred shares will be issued by the Company to the protective foundation of up to 100% of the Company’s issued capital held by persons other than the protective foundation, minus one share. The protective foundation is expected to enter into a finance arrangement with a bank or, subject to applicable restrictions under Dutch law, the protective foundation may request the Company to provide, or cause the Company’s subsidiaries to provide, sufficient funding to the protective foundation to enable it to satisfy its payment obligation under the call option agreement.

These preferred shares will have both a liquidation and dividend preference over the Company’s ordinary shares and will accrue cash dividends at a pre-determined rate. The protective foundation would be expected to require the Company to cancel its preferred shares once the perceived threat to the Company and its stakeholders has been removed or sufficiently mitigated or neutralized. The Company believes that the call option does not represent a significant fair value based on a level 3 valuation since the preferred shares are restricted in use and can be cancelled by the Company.

During the six months ended June 30, 2026, the Company expensed €22.5 thousand (2025: €30.0 thousand) of ongoing costs to reimburse expenses incurred by the protective foundation.